SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release updating production at McCreedy West dated February 4, 2004

2

HIGHER NICKEL PRICES INCREASE OPERATING MARGINS AT THE McCREEDY WEST MINE

TORONTO: February 4, 2004 -- FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) report that Phase 1 Production at the Sudbury Joint Venture's McCreedy West Mine is progressing on schedule and is currently producing about 500 tons of development and production ore per day. Deliveries of development and start-up production ore during the final three months of 2003 averaged about 15,000 tons per month and totaled approximately 52,000 tons in 2003.

Production at the McCreedy West Mine will incrementally increase from the current levels to over 1,000 tons of ore per day when the on-going development of the Inter Main Deposit is completed in mid-2004 and Phase 1 is in full production. The Sudbury Joint Venture expects to deliver about 300,000 tons of ore in 2004 and to produce about seven million pounds of recovered nickel, four million pounds of recovered copper and 3,400 ounces of recovered platinum, palladium and gold. Phase 1 Production has sufficient reserves for four to five years of full production with exploration potential to double the reserve base.

The 2004 Phase 1 Production Budget, (which includes a revised 2003 - 2008 capital and mine operating plan), using capital expenditures of $22 million, excluding exploration expenses, and assuming a US $5.00/lb nickel price and US $1.00/lb copper price (see Table 1), forecasts an internal rate of return of 79% and a cash flow after capital repayment of Cdn $77 million. The 2003-2008 Budget projects significantly higher returns and cash flows, and lower capital expenditures, than the original Phase 1 feasibility study (see Table 1). Each US$1.00/lb change in the price of nickel will affect pre-tax cash flow to the Sudbury Joint Venture by approximately CDN$ 44 million. The 2003-2008 Budget's total cash operating costs, net of by product credits, are forecast to average about US$2.79/lb of nickel (US$2.99/lb in 2004 and US$2.56 in 2007).

Commercial production was declared on January 1, 2004 at the McCreedy West Mine. As a result, revenue from November, December and January ore deliveries will be recognized and reported at the end of the first quarter of 2004. The realized price of nickel for November, December and January ore deliveries will be calculated using London Metal Exchange nickel prices for January, February and March, respectively.

Pending positive results from the on-going feasibility studies at the Levack Mine (Phase 2 Production) and the McCreedy West PM Deposit (Phase 3 Production), Phase 2 and 3 development and mining could commence during the second half of 2004, with full production targeted by the end of 2005. When all three phases of mining at the Levack-McCreedy West Mine Complex are in full production, total annual production from the Mine Complex could more than triple the 2004 production totals and reach more than one million tons of ore per year.

In September 2003, an initial measured and indicated mineral resource estimate of 5.1 million tons grading 1.9% nickel and 0.9% copper and an inferred mineral resource of 1.0 million tons grading 2.0% nickel and 0.9% copper were announced for the Sudbury Joint Venture's Levack Mine. These mineral resource estimates consist primarily of remnants, extensions and unmined deposits located close to existing underground workings. An on-going pre-feasibility study will evaluate accessing the Levack Mine via the 1600 Level from the adjacent McCreedy West Mine and the cost of re-commissioning the Levack No.2 Shaft as a hoisting facility and to access other areas within the Levack Mine. A full feasibility study, which is expected to be completed later in the year, is underway to upgrade the Levack mineral resources to mining reserves and to determine the economic viability of putting the Levack Mine back into production.

Work on the exploration ramp at the McCreedy West PM Deposit is progressing on schedule with over 800 ft of advancement. The exploration ramp is being driven to facilitate the extraction of several large bulk samples that will be used to determine geological and grade continuity and to provide mineralogical and metallurgical information. Preliminary results are positive with the initial drift rounds blasted into the western margin of the PM Deposit exposing massive chalcopyrite veins and mineralized matrix within and surrounding Sudbury Breccia clasts. Grade determination for this material is not expected for four to six weeks. The first of the bulk samples will be collected in February, with the feasibility study expected to be completed later in the year.  The 1,500 ft by 1,000 ft PM Deposit is readily accessible and located in the footwall of the McCreedy West Mine. It contains wide widths of significant platinum, palladium, gold and copper mineralization with sections of high-grade mineralization. Through the exploration ramp and sampling program, the Sudbury Joint Venture will establish mineral resource estimates for the PM Deposit and determine whether the Deposit can be mined using bulk mining or selective mining methods.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The SJV properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated May 9, 2003.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.

TABLE 1

     2003-2008 Budget

2003 Feasibility Study

Nickel (US$/lb.)

    $5.00

 $3.95

Copper (US$/lb.)

    $1.00

 $0.78

Gold (US$/oz.)

$400.00

             $350.00

Cobalt (US$/lb.)

  $10.00

               $10.00

Platinum (US$/oz.)

$800.00

             $650.00

Palladium (US$/lb.)

$200.00

             $185.00

Exchange (US:CDN)

      0.75

                   0.70

Capital (excluding exploration expenditures)             $22 Million                        $24 Million

Cash flow (after capital repayment)

          $77 Million

                      $38 Million

Internal rate of return (IRR)

      79%

   43%

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 4, 2004

FNX MINING COMPANY INC.
By: /s/ DAVE CONSTABLE Dave Constable Vice President